April 25, 2025

Brandon Lutnick
Chief Executive Officer
Cantor Equity Partners IV, Inc.
110 East 59th Street
New York, NY 10022

        Re: Cantor Equity Partners IV, Inc.
            Draft Registration Statement on Form S-1
            Submitted March 31, 2025
            CIK No.: 0002034267
Dear Brandon Lutnick:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. We note your disclosure regarding the maintenance of a 20% interest of the founder shares in the event of an increase or decrease in the size of the offering. Please also state whether the issuance of additional shares to maintain this interest may result in a material dilution of the purchasers' equity interests, here and elsewhere in the prospectus where similar disclosure appears. See Items 1602(a)(3) and 1602(b)(6) of
       Regulation S-K.
 April 25, 2025
Page 2
Summary
Summary of Risk Factors, page 36

2. Please revise the fourth bullet on page 38 to specifically discuss that you currently have three Active Cantor SPACs that are also actively searching for target businesses, and that you expect potential target businesses to be presented to you and the other
       Active Cantor SPACs based on factors including which SPAC went public first, as you discuss on page 34 and elsewhere.

       Please contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Dorrie Yale at 202-551-8776
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Stuart Neuhauser, Esq.